ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

December 11, 2018	Keith MacLeod T +1 617 951 7475 keith.macleod@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Anu Dubey

Re:	DoubleLine Funds Trust (the “Trust”), with respect to DoubleLine Colony Enhanced Real Estate Income Fund (the “Fund”), File Nos. 811-22378 and 333-164298

Dear Ms. Dubey:

This letter is being filed to respond to the comments received from you on December 6, 2018, regarding the Trust’s Post-Effective Amendment (“PEA”) No. 61 to its registration statement and the Fund’s responses to comments made by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) on November 6, 2018. PEA No. 61 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on Form N-1A on September 28, 2018 to register Class I and Class N shares of the Fund, a new series of the Trust. The Trust expects to file a PEA pursuant to Rule 485(b) under the Securities Act (the “485(b) Filing”) on or before December 14, 2018 to (i) reflect revisions in response to the Staff’s comments; (ii) make certain non-material changes as appropriate; and (iii) file exhibits to the registration statement.

A summary of the comments made by the Staff on December 6, 2018 and the Trust’s responses thereto are set forth below.

Prospectus

1.

Comment: Please confirm that the Fund’s investment adviser will not recoup any expenses or fees previously reimbursed or waived by it if such recoupment would cause the Fund’s then expense ratio to exceed the level of both (i) the expense limitation in effect at the time of the original reimbursement or waiver (the “Original Limit”) and (ii) the expense limitation in effect at the time of the recoupment (the “Present Limit”), if any. The Staff refers the Fund to the guidance set forth in the AICPA 2009 Investment Companies Industry Developments Audit Risk Alert (ARA-INV.73).

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Response: The Fund confirms that the Fund’s investment adviser does not intend to recoup expenses previously reimbursed or waived if it would cause the Fund’s expense ratio to exceed the level of the Original Limit. The Fund respectfully submits that the cited guidance does not appear to state a position of the Staff with respect to a Present Limit, if any. However, the Fund confirms that the investment adviser does not intend to recoup amounts previously reimbursed or waived if it would cause the Fund to exceed the terms of a Present Limit, if any.

2.

Comment: The Staff notes the Fund’s response concerning the adoption of a policy to invest, under normal market conditions, at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a portfolio of investments comprised of real estate-related investments and income-producing investments. Please identify supplementally any minimum percentage of the Fund’s portfolio that the Fund expects to invest in real estate-related investments.

Response: The Fund expects normally to have real estate-related investments account for approximately 50% of the Fund’s total investment exposure and to have fixed income investments account for the other approximately 50% of the Fund’s total investment exposure. The Fund respectfully submits that this expectation is explained in the second paragraph of the Fund’s Principal Investment Strategies, which states, in relevant part, the following. However, to further explain the expectation of an approximately equal split of investment exposure between real estate-related investments and fixed income investments, the Fund will also add the underlined clause below in the 485(b) Filing:

The Fund will seek . . . to provide a return (before fees and expenses) that approximates the performance of the Colony Capital Fundamental US Real Estate Securities Index (the “Index”). The Fund will also invest in a portfolio of debt securities to seek to provide additional total return over the long term. . . . The Fund expects normally to invest an amount approximately equal to its net assets directly in a portfolio of debt securities while also maintaining notional exposure to the Index, providing the Fund with economic exposure to the Index in an amount up to the value of the Fund’s net assets. As a result, the Fund’s total investment exposure (direct investments in debt securities plus notional exposure to the Index) will typically be equal to approximately 200% of the Fund’s net asset value, with approximately half of that investment exposure being to the Index and the other half to a portfolio of debt securities.

3.

Comment: Reference is made to comments 26 and 27 in the Fund’s comment response letter dated November 30, 2018, and the Fund’s responses thereto. Please confirm that the response to comment 26 is accurate with respect to the loans in which the Fund intends to invest principally or supplement that response, as necessary.

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Response: The Fund confirms that the previous response remains accurate with respect to the loans in which the Fund intends to invest principally.

4.	Comment: The Staff reiterates its request for market data that was included in comment 26 in the Fund’s comment response letter dated November 30, 2018.

Response: The Fund will provide information responsive to this request supplementally.

5.

Comment: The Staff requests that the Fund’s principal investment strategies be revised to disclose the minimum market capitalization threshold for an issuer to be eligible for inclusion in the Colony Capital Fundamental US Real Estate Securities Index and to disclose information regarding the expected market capitalizations of the REITs in which the Fund expects to invest principally.

Response: The Fund will revise the disclosure as requested.

6.

Comment: Regarding the Fund’s policy for disclosure of portfolio holdings, please explain how providing portfolio holdings information to shareholders and others “upon request” is consistent with Item 16(f)(2) of Form N-1A and does not require the additional disclosure that applies to ongoing arrangements to make portfolio holdings information available.

Response: The Fund respectfully submits that the referenced language “upon request” is intended to convey that the Fund will provide the Fund’s portfolio holdings free of charge or condition to any person or institution, whether a Fund shareholder or not, who or that requests the information. Because the Fund’s portfolio holdings information will be made available without restriction, the Fund does not believe the provision of it in response to a request, whether the information is provided on an ongoing basis or otherwise, requires any disclosure pursuant to Item 16(f)(2).

Even if the provision of the information to someone requesting it were assumed to be an ongoing arrangement under Item 16(f)(2), the Fund respectfully submits that its existing disclosure would address the applicable disclosure requirements. To that end, the Fund confirms that its existing disclosure states when the portfolio holdings information becomes available and the length of the lag between the date as of which the portfolio holdings information is provided and the date when it becomes available, and the Fund also confirms the following:

•	No compensation or consideration is received by the Fund, its investment adviser, or any other party in connection with any such arrangement;

•	No conditions or restrictions are placed on the use of the information that is disclosed and there are no procedures to monitor the use of the information disclosed; and

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•

No individuals or categories of individuals have been identified to authorize disclosure of the Fund’s portfolio holdings information pursuant to the cited disclosure because the Fund intends to make the information available to anyone seeking it.

Notwithstanding all of the above, the Fund’s investment adviser is reviewing the Fund’s approach to the disclosure of the Fund’s portfolio holdings and will update its disclosure, as necessary, as soon as practicable following the completion of that review.

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We believe that this submission fully responds to your comments. Please feel free to call me at (617) 951-7475 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Keith MacLeod

Keith MacLeod

cc:	Adam D. Rossetti, Esq.

Timothy W. Diggins, Esq.

Jeremy C. Smith, Esq.